November 6, 2024

Lillian A. Kabakali
ADVISORS SERIES TRUST
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re: Advisors Series Trust, et al. (File Nos. 812-15639; 803-00272)

Dear Ms. Kabakali:

By Form APP-WD filed with the Securities and Exchange Commission on October 23, 2024, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office